

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

Thomas Hennessy
Chief Executive Officer
two
195 US HWY 50, Suite 208
Zephyr Cove, NV 89448

      Re: two
          Preliminary Proxy Statement on Schedule 14A
          Filed November 24, 2023
          File No. 001-40292

Dear Thomas Hennessy:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed November 24, 2023

General

1.   We note that you are seeking to extend your termination date to a date that is beyond 36 months from your initial public offering. We also note that your shares are listed on the New York Stock Exchange and that NYSE Rule 102.06 requires that a special purpose acquisition company complete a business combination within 36 months. Please disclose that your proposal to extend your termination deadline beyond 36 months does not comply with this NYSE rule and describe the risks of your non-compliance with this rule, including that your shares may be subject to NYSE delisting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joshua N. Englard